SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MATERIAL FACT

PARTICIPATION IN TAX DEBIT REPAYMENT PROGRAM

Braskem S.A. (“Braskem”), in accordance with CVM Instruction 358/02, announces to shareholders and the market that its management has decided to include under the Tax Debit Repayment Program offered by the Office of the General Counsel to the National Treasury and the Internal Revenue Service (SRF) the pending administrative procedures and lawsuits in which it claims (i) the right to IPI (federal VAT) tax credits on purchases of raw materials subject to a zero tax rate (“Zero IPI”), (ii) the benefits from the IPI Premium tax credits on export transactions (“IPI Premium”), and (iii) the res judicata effect that exempts Braskem from paying Social Contribution on Profit (“CSSL”).

The total amount of the debits included in the repayment program is approximately R$1.9 billion, given that the Company chose to pay in 12 monthly installments the Zero IPI and the IPI Premium, in the amount of R$1.1 billion, and within 180 months the CSSL, in the amount of R$795 million.

Management’s decision was based on the very attractive benefits introduced by Executive Order 470 and Federal Law 11,941/2009, which include up to 90% reduction in interest payments and 100% reduction in penalties, as well as the possibility of using accrued tax losses as currency for payment, which in Braskem’s case represents an average discount of 70% on the total amount disputed.

Management’s decision also took into account the complexity of the matters that are the object of the administrative processes and lawsuits described above.

With this decision, Braskem concludes its most relevant lawsuits without compromising its financial strength.

São Paulo, November 30, 2009

BRASKEM S/A
Carlos José Fadigas de Souza Filho
Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.